Exhibit 99.5

Intermap Reports Second Quarter 2026 Results

Announced definitive agreement to acquire PCI Geomatics, creating a vertically integrated geospatial intelligence platform, scheduled to close in Q3 2026

Value-added Data revenue more than doubled while Software and Solutions prepaid revenue grew 35%

Conference call today at 5:00 pm ET to discuss results and provide a business update

DENVER, August 13, 2026 – Intermap Technologies, (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”) a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today reported second quarter 2026 financial results and continued execution of its long-term growth strategy, including the acquisition of PCI Geomatics.

Following the quarter, Intermap announced a definitive agreement to acquire PCI Geomatics, a global leader in satellite and aerial image processing technology. The acquisition expands Intermap’s geospatial intelligence platform, with industry-leading image processing, cloud-native micro services, APIs and edge-processing capabilities that support more than 500 satellites and thousands of production workflows. The transaction is expected to close by the end of September 2026, subject to PCI shareholder approval and customary closing conditions.

“During the second quarter, Intermap took an important strategic step with the announcement of our acquisition of PCI Geomatics,” said Patrick A. Blott, Chairman and Chief Executive Officer of Intermap Technologies. “The transaction combines commercial leaders in elevation and image processing, leveraging our data and AI platform in the commercial space segment, while expanding product breadth with distributed edge-enabled micro services.”

“We continued investing in our people, technology and infrastructure to support government and commercial growth,” Mr. Blott continued. “Acquisition Services revenue reflected timing of follow-on contract awards in Indonesia, which remain delayed, impacting year on year comparisons. However, Intermap confirmed to the Indonesian government its ongoing commitment to a successful program and international tendering process, which enjoys active support and engagement from the World Bank.”

Business Highlights

● Announced a definitive agreement to acquire PCI Geomatics, creating a vertically integrated geospatial intelligence platform spanning data collection, image processing, orthorectification, 3D DEM terrain intelligence and AI-powered analytics

● Expanded Intermap’s commercial offering with PCI’s satellite and aerial image processing technologies, cloud-native microservices, APIs and edge-processing capabilities

● Grew commercial risk business with the addition of property valuation and multi-peril analytics, adopted by eight specialty line insurers within the Czech insurance association

● Continued investing in personnel, aircraft, radar systems and processing capabilities to support national-scale government programs and commercial growth

● Advanced government opportunities across Southeast Asia, North America, South America and the Middle East, while supporting follow-on opportunities in Indonesia

● Continued expanding commercial applications built on Intermap’s proprietary 3D data foundation, including AI-powered insurance analytics, automated orthorectification and enterprise geospatial intelligence solutions

Financial Highlights

Revenue for the second quarter was $2.0 million compared with $3.0 million in the second quarter of 2025. Revenue for the first six months of 2026 was $3.4 million compared with $7.3 million during the same period last year. The expected declines reflect the absence of Acquisition Services revenue during the period due to the timing of follow-on contract awards in Indonesia.

Value-added Data revenue increased to $0.7 million during the quarter from $0.3 million in the prior year. Software and Solutions revenue remained steady at $1.3 million, while software prepaid revenue grew 35%.

Net loss for the second quarter was $2.1 million, or $0.03 per share, compared with a net loss of $0.8 million, or $0.02 per share, in the second quarter of 2025. Adjusted EBITDA was negative $1.4 million compared with negative $0.3 million in the prior-year period. Results reflect the absence of Acquisition Services revenue while Intermap participates in the Indonesian tendering process and continued investment in personnel and infrastructure to support growth.

The Company invested approximately $2.2 million year-to-date to upgrade its platform, including airborne, sensor, processing and AI technologies.

Outlook

Intermap’s underlying business outlook remains unchanged, with the timing of the Indonesia opportunity continuing to be the principal variable affecting 2026 results. The Company remains confident in its long-term growth prospects and the strength of its government and commercial opportunities. Intermap expects to provide updated financial guidance following the closing of the PCI transaction, reflecting the financial profile and outlook of the combined company.

Intermap is focused on completing the acquisition of PCI Geomatics, expanding its vertically integrated geospatial intelligence platform, integrating PCI’s technologies and commercial capabilities, converting government opportunities into awarded contracts and expanding recurring commercial revenue. The Company’s pipeline continues to grow, while it maintains deployment readiness for Indonesia, pursuant to its binding commitments there, and advances AI-powered applications across its defense, insurance, commercial space and infrastructure markets.

Intermap believes its strengthened balance sheet, proprietary technology platform and expanded commercial capabilities position the Company to pursue larger opportunities and create long-term shareholder value.

Quarterly Filing

The Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026, together with Management’s Discussion and Analysis and related management certifications, will be filed on SEDAR+ at https://www.sedarplus.ca and on the SEC’s EDGAR website at https://www.sec.gov.

Adjusted EBITDA is a non-GAAP measure. EBITDA consists of net loss and excludes financing costs, financing income, taxes, depreciation and amortization. Adjusted EBITDA also excludes share-based compensation and foreign currency translation. See “Reconciliation of Non-GAAP Measures” in the Company’s Management’s Discussion and Analysis filed on SEDAR+ and EDGAR.

Conference Call Details

Intermap’s Chairman and Chief Executive Officer Patrick A. Blott and Executive Vice President and Chief Financial Officer Jennifer Bakken will host a live webinar today to review the results, provide a business update and answer investor questions.

Intermap invites shareholders, analysts, investors, media representatives and other stakeholders to attend.

DATE	Thursday, August 13, 2026
TIME	5:00 pm ET
WEBCAST	Register

Learn more about Intermap here.

Intermap Reader Advisory

Certain information provided in this news release constitutes forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding the proposed acquisition of PCI Geomatics, the expected timing and completion of the transaction, the anticipated benefits of the acquisition, integration plans, the Company’s growth strategy, government contracting opportunities, commercial adoption of its products and services, customer relationships, strategic initiatives and business outlook. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “plan,” “project,” “will” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on management’s current expectations, estimates and assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ from those expressed or implied by such statements. These risks and uncertainties include the Company’s ability to complete the acquisition of PCI Geomatics and satisfy applicable closing conditions, integrate PCI’s operations and technologies, realize anticipated benefits from the acquisition, secure and execute government contracts, manage the timing of procurement and revenue recognition, expand commercial adoption of its products and services, obtain financing on acceptable terms, retain key personnel and respond to competitive, economic, geopolitical and regulatory developments. Additional risks include cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, application and platform functionality, information technology security, breakdown of strategic alliances and international and political considerations, as well as the risks described in Intermap’s Annual Information Form and other filings with Canadian securities regulators. No assurance can be given that the PCI transaction will be completed on the terms or within the timeframe contemplated, that anticipated benefits will be realized or that government opportunities will result in awarded contracts or recognized revenue. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company undertakes no obligation to update or revise them except as required by applicable securities laws.

About Intermap Technologies

Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap’s proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266

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